Exhibit 99.1

SEABRIDGE GOLD INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2009

MANAGEMENT’S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Seabridge Gold Inc. for the three months ended March 31, 2009 have been prepared by management and approved by the Board of Directors of the Company.

Consolidated Balance Sheets
(Unaudited, 000's of Canadian dollars)

	March 31, 2009	December 31, 2008

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$617	$8,099
Short-term deposits	28,543	30,895
Amounts receivable and prepaid expenses	123	238
Marketable securities	242	91

	29,525	39,323

MINERAL INTERESTS (Note 3)	70,850	69,029

RECLAMATION DEPOSITS	1,333	1,325

PROPERTY AND EQUIPMENT	115	125

	$101,823	$109,802

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accruals	$801	$3,369
Income taxes payable	-	5,326

	801	8,695

PROVISIONS FOR RECLAMATION LIABILITIES	2,042	1,999

	2,843	10,694

SHAREHOLDERS' EQUITY (Note 4)
SHARE CAPITAL	110,774	110,221
STOCK OPTIONS	6,093	6,034
CONTRIBUTED SURPLUS	126	20

DEFICIT	(18,059)	(17,062)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	46	(105)

	98,980	99,108

	$101,823	$109,802

See accompanying notes to consolidated financial statements

ON BEHALF OF THE BOARD OF DIRECTORS

Rudi P. Fronk Director	James S. Anthony Director

Consolidated Statements of Operations and Deficit For the Three Months Ended March 31, 2009 and 2008
(Unaudited, 000‘s of Canadian dollars)

	2009	2008

EXPENDITURES
Corporate and general expenses	$1,176	$1,310
Interest income	(167)	(239)
Foreign exchange gains	(12)	(33)

LOSS BEFORE INCOME TAXES	997	1,038
Future income tax recoveries	-	(132)

NET LOSS FOR PERIOD	997	906
DEFICIT, BEGINNING OF PERIOD	17,062	27,351

DEFICIT, END OF PERIOD	$18,059	$28,257

LOSS PER SHARE - basic and diluted	$0.03	$0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	37,391,185	37,298,218

Consolidated Statements of Comprehensive Loss For the Three Months Ended March 31, 2009 and 2008
(Unaudited, 000‘s of Canadian dollars)

	2009	2008

NET LOSS FOR PERIOD	$997	$906
OTHER COMPREHENSIVE (INCOME) LOSS	(151)	65

COMPREHENSIVE LOSS	$846	$971

Consolidated Statements of Accumulated Other Comprehensive Income For the Three Months Ended March 31, 2009 and 2008
(Unaudited, 000‘s of Canadian dollars)

	2009	2008

BALANCE, BEGINNING OF PERIOD	$(105)	$59
OTHER COMPREHENSIVE INCOME (LOSS)	151	(65)

BALANCE, END OF PERIOD	$46	$(6)

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2009 and 2008
(Unaudited, 000‘s of Canadian dollars)

	2009	2008

CASH PROVIDED FROM (USED FOR) OPERATIONS
Net loss for period	$(997)	$(906)
Items not involving cash
Stock option compensation	287	528
Accretion	43	40
Amortization	10	9
Future income tax recoveries	-	(132)
Changes in non-cash working capital items
Amounts receivable and prepaid expenses	115	(30)
Accounts payable and accruals	(257)	(262)
Income taxes payable	(5,326)	-

	(6,125)	(753)

INVESTING ACTIVITIES
Mineral interests	(4,140)	(2,917)
Short-term deposits	2,352	11,557

	(1,788)	8,640

FINANCING ACTIVITIES
Issue of share capital and warrants	431	4

NET CASH (USED) PROVIDED	(7,482)	7,891

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,099	13,480

CASH AND CASH EQUIVALENTS, END OF PERIOD	$617	$21,371

CHANGES IN ACCOUNTS RECEIVABLE AND LIABILITIES IN
MINERAL INTERESTS	$(2,311)	$(299)

See accompanying notes to consolidated financial statements

Notes to the Consolidated Financial Statements At March 31, 2009
(in Canadian dollars, except where noted)

1.	Basis of Presentation

These interim consolidated financial statements of the Company do not include all the disclosures as required under Canadian generally accepted accounting principles for annual financial statements, however, the interim consolidated financial statements, except as described in Note 2, follow the same accounting policies and methods of application as the most recent annual financial statements. The interim consolidated financial statements should be read in conjunction with Seabridge’s audited consolidated financial statements for the year ended December 31, 2008.

2.	Changes in Accounting Policies

The Company has adopted the following new accounting policies effective January 1, 2009 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assetswhich is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The Company has determined that this new standard did not have a material effect on its financial statements.

Changes in Accounting Standards Not Yet Adopted

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. At this time, the Company has not determined the impact of the transition to IFRS.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests and are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements which establish a new Section for accounting for non-controlling interest in a subsidiary. The Company is currently evaluating the impact of these new standards.

3.	Mineral Interests

Expenditures on projects during the three-month periods ended March 31, 2009 and 2008 were as follows (000‘s):

	Balance, Dec. 31, 2008	Expenditures Quarter 1, 2009	Balance, March 31, 2009

Courageous Lake	$21,908	$34	$21,942
KSM	36,140	1,687	37,827
Castle Black Rock	516	-	516
Grassy Mountain	3,469	63	3,532
Hog Ranch	1,277	-	1,277
Quartz Mountain	452	-	452
Red Mountain	1,407	13	1,420
Pacific Intermountain Gold	3,448	24	3,472
Other Nevada projects	412	-	412

	$69,029	$1,821	$70,850

	Balance, Dec. 31, 2007	Expenditures Quarter 1, 2008	Balance, March 31, 2008

Courageous Lake	$21,091	$76	$21,167
KSM	25,315	535	25,850
Castle Black Rock	473	-	473
Grassy Mountain	3,362	47	3,409
Hog Ranch	1,206	1	1,207
Quartz Mountain	451	-	451
Red Mountain	1,111	74	1,185
Pacific Intermountain Gold	3,000	39	3,039
Other Nevada projects	343	-	343
Noche Buena, Mexico	6,316	1,851	8,167

	$62,668	$2,623	$65,291

In February 2009, the Company signed a letter of intent for the sale of the Hog Ranch property to Icon Industries Ltd. (“ICON”). The terms of the agreement require ICON to issue 1 million common shares, pay $500,000 on closing, issue a further 1 million common shares and pay a further $525,000 within 12 months of the agreement being accepted by the TSX Venture Exchange. In April 2009, the agreement was completed and acceptance by the TSX Venture Exchange was received.

In March 2009, the Company signed a letter of intent to sell the Castle Black-Rock and its early-stage Nevada properties including the Pacific Intermountain properties to Cortez Resources Corp. a capital pool company. In April 2009, Cortez paid the Company $20,000 which permits them a 60-day period to complete a formal agreement which requires a further payment of $2.9 million in cash and the issuance of 10 million shares of Cortez on closing.

4.	Share Capital

(a)	Common shares were issued during the three-month period ended March 31, 2009 as follows:

	Shares	Amount (,000)

Balance, December 31, 2008	37,348,685	$110,221
For cash, exercise of stock options	52,500	432
Value of options exercised	-	121

Balance, March 31, 2009	37,401,185	$110,774

(b)	Stock Options

During the three-month period ended March 31, 2009, 25,000 one-year options were granted to an employee at a weighted average exercise price of $21.88 each. The options vest in March 2010.

The fair value of the 25,000 options which were granted in 2009 has been estimated using a Black Scholes option-pricing model using the following weighted average assumptions and resulted in an expense of $312,175 of which $24,000 was expensed during the period and the balance will be expensed over the vesting period:

Dividend yield	Nil
Expected volatility	67%
Risk free rate of return	1.95%
Expected life of options	5 years

A summary of the status of the plan at March 31, 2009 and changes during the period are presented below:

	Shares	Amount

Outstanding, December 31, 2008	1,427,500	$6,034,000
Granted	25,000	24,000
Exercised	(52,500)	(121,000)
Expired	(15,000)	(107,000)
Value of prior years options vested	-	263,000

Outstanding, March 31, 2009	1,385,000	$6,093,000

5.	Related Party Transactions

During the three-month period ended March 31, 2009, a private company controlled by a director of the Company was paid $4,400 (2008 – $3,600) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $50,000 (2008 – $50,000) for corporate consulting services rendered and a third director was paid $5,000 (2008 – $4,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.